PROSPECTUS SUPPLEMENT
(To Prospectus issued September 17, 1998)

                                  $250,000,000
                         Sears Roebuck Acceptance Corp.

                        6.95% NOTES DUE OCTOBER 23, 2038
                            ------------------------

        Interest payable on January 23, April 23, July 23 and October 23
                            ------------------------

   SEARS ROEBUCK ACCEPTANCE CORP. ("SRAC") MAY REDEEM ANY OF THE NOTES ON ANY SCHEDULED INTEREST PAYMENT DATE BEGINNING ON OCTOBER 23, 2003, AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST. IN ADDITION, SRAC MAY REDEEM ALL OF THE NOTES FOR TAX REASONS AS DESCRIBED UNDER "DESCRIPTION OF NOTES -- REDEMPTION FOR
                                 TAX REASONS."

       SRAC WILL APPLY TO LIST THE NOTES ON THE NEW YORK STOCK EXCHANGE.
                            ------------------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                       UNDERWRITING DISCOUNTS
                                    PRICE TO PUBLIC       AND COMMISSIONS        PROCEEDS TO SRAC
                                    ---------------    ----------------------    ----------------
Per Note..........................     100.00%              3.15%                    96.85%
Total.............................  $250,000,000          $7,875,000              $242,125,000

                            ------------------------

     These securities have not been approved by the Securities and Exchange Commission or any State Securities Commission, nor have these organizations determined if this Prospectus Supplement or the Prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

     SRAC has granted the Underwriters an option to purchase up to an additional $25,000,000 aggregate principal amount of Notes, solely to cover over-allotments.

     The Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on or about October 23, 1998.
                            ------------------------

MORGAN STANLEY DEAN WITTER
               MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                                              PRUDENTIAL SECURITIES INCORPORATED
                                                            SALOMON SMITH BARNEY

October 16, 1998

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Interim Financial Information...............................   S-3
Financial Changes...........................................   S-3
Description of Notes........................................   S-4
  Optional Redemption.......................................   S-4
  Redemption for Tax Reasons................................   S-4
United States Tax Considerations............................   S-5
  Definition of a United States Holder......................   S-5
  Payments of Interest......................................   S-6
  Sale, Redemption or other Disposition of a Note...........   S-6
  Backup Withholding........................................   S-6
Book-Entry Registration.....................................   S-6
  The Depository Trust Company..............................   S-7
  Book-Entry Format.........................................   S-7
  Certificated Notes........................................   S-7
Underwriting................................................   S-8
  Conditions................................................   S-9
  Terms.....................................................   S-9
  Listing...................................................   S-9
  Additional Notes..........................................   S-9
  Stabilization.............................................  S-10
  Indemnification...........................................  S-10
  Closing...................................................  S-10
  Expenses..................................................  S-10
Legal Opinions..............................................  S-10
PROSPECTUS
Available Information.......................................     3
Reports to Holders of Debt Securities.......................     3
Incorporation of Certain Documents by Reference.............     3
Sears Roebuck Acceptance Corp...............................     4
Use of Proceeds.............................................     4
Summary Financial Information...............................     5
Ratio of Earnings to Fixed Charges..........................     6
Description of Debt Securities..............................     6
  General Terms.............................................     6
  Certain Restrictions......................................     8
  Defaults..................................................     8
  Modifications or Amendment of the Indenture...............     9
  Defeasance................................................     9
     Termination of Certain Obligations.....................     9
     Discharge of the Indenture.............................    11
  Regarding the Trustee.....................................    11
Plan of Distribution........................................    11
Legal Opinion...............................................    12
Experts.....................................................    12

                         INTERIM FINANCIAL INFORMATION

     The following table contains summary financial information regarding SRAC for the 26-week periods ended July 4, 1998, and June 28, 1997. The summary information has not been audited, but, in the opinion of SRAC's management, this information includes all the adjustments that are necessary to fairly present the operating results and financial position of SRAC. The data for the 26-week period ended July 4, 1998, is not necessarily indicative of the expected year-end data. You should read this summary information in conjunction with SRAC's financial statements that are incorporated by reference in the prospectus.

                                                                     26 WEEKS ENDED
                                                                       (UNAUDITED)
                                                              -----------------------------
                                                              JULY 4, 1998    JUNE 28, 1997
                                                              ------------    -------------
                                                                  (DOLLARS IN MILLIONS)
Operating Results
Total revenues..............................................    $   610          $   433
Interest expenses and amortization of debt
  discount/premium..........................................        484              345
Total expenses..............................................        486              346
Income taxes................................................         43               31
Net income..................................................         81               56

Financial Position
Assets
  Notes of Sears............................................    $16,576          $12,910
  Receivable balances purchased from Sears..................         90               82
  Total assets..............................................     16,881           13,105
Liabilities
  Commercial paper..........................................      3,304            3,298
  Agreements with bank trust departments....................         --               69
  Intermediate-term loans...................................         --              715
  Medium-term notes.........................................      6,436            5,302
  Discrete underwritten debt................................      4,542            1,902
  Total liabilities.........................................     14,438           11,362
Stockholder's Equity
  Capital stock (including capital in excess of par
     value).................................................        935              385
  Retained income...........................................      1,508            1,358
  Total stockholder's equity................................      2,443            1,743
Other Pertinent Data
Contractual credit facilities (period end)..................      5,040            5,000

                               FINANCIAL CHANGES

     This discussion compares SRAC's financial results for the 26-week period ended July 4, 1998 (the "current period") with its results for the 26-week period ended June 28, 1997 (the "prior period").

     SRAC generated revenues of $610 million during the current period. This is an increase of 41% from the $433 million in revenues it generated during the prior period. SRAC attributes the increase in revenue to a $4.4 billion increase in SRAC's average earning assets in the current period over the prior period. Average earning assets increased in response to Sears funding requirements.

     SRAC incurred $484 million in interest and related expenses during the current period. This is an increase of 40% from the $345 million it incurred during the prior period. SRAC attributes most of this increase in interest and related expenses to increases in its average long-term debt. SRAC's average long-term debt of $10.3 billion in the current period reflects an increase of 43% over its average long-term debt of $7.2 billion in the prior period. SRAC's average short-term borrowings also increased in the current period to $4.5 billion, compared to $3.9 billion during the prior period.

During the current period, SRAC's cost of short-term funds averaged 5.60%, while it averaged 5.48% during the prior period.

     SRAC's net income of $81 million for the current period is a 45% increase over its net income of $56 million for the prior period. SRAC's ratio of earnings to fixed charges for the current period was 1.26 compared to 1.25 for the prior period.

                              DESCRIPTION OF NOTES

     The following description supplements the "Description of Debt Securities" in the prospectus.

     SRAC will issue the Notes under the indenture dated as of May 15, 1995, between SRAC and The Chase Manhattan Bank. SRAC has filed a copy of the indenture with the Securities and Exchange Commission; the indenture is incorporated into this prospectus supplement and the prospectus by reference.

     The Notes will mature on October 23, 2038. SRAC may not issue more than $275,000,000 of the Notes, which will constitute a single series of debt securities under the indenture. SRAC will issue the Notes in fully registered book-entry form only, without coupons, in denominations of $25 and integral multiples of $25. Each Note will bear interest at the rate of 6.95% per year. SRAC will pay the interest quarterly on January 23, April 23, July 23, and October 23 of each year, commencing January 23, 1999, to the registered holder of the Note at the close of business on the date fifteen days before the interest payment date. As long as the Notes are held through the facilities of DTC, solely in book-entry form, the only registered holder of the Notes will be DTC's nominee, Cede & Co.

     If an interest payment date or the maturity date of the Notes is not a business day, SRAC will pay interest or principal on the next business day. However, interest on the payment will not accrue for the period from the original interest payment date (or maturity date) to the date SRAC makes the payment. SRAC will calculate the interest based on a 360-day year of twelve 30-day months.

     SRAC will pay interest on the Notes to DTC by wire transfer on the interest payment dates. SRAC will pay the principal of the Notes to DTC by wire transfer if DTC presents and surrenders the Notes on or before the redemption or maturity date of the Notes. If you hold a Note in fully certificated form, SRAC will pay the interest and principal on your Note to you by check unless you have given proper wire transfer instructions to the trustee.

OPTIONAL REDEMPTION

     SRAC may not redeem the Notes before October 23, 2003, except for tax reasons as described below under "Redemption for Tax Reasons." After October 23, 2003, SRAC may redeem the Notes, in whole or in part, on any scheduled interest payment date by paying you 100% of the principal amount of the portion of your Note that SRAC is redeeming, plus any interest that has accrued, but that SRAC has not previously paid you, up to the date that SRAC redeems your Note. SRAC must give you at least 30, but not more than 60, days' notice that it will redeem your Note.

REDEMPTION FOR TAX REASONS

     SRAC may elect to redeem your Notes if, on or after October 23, 1998, a change in the U.S. tax laws results in a substantial likelihood that SRAC will not be able to deduct the full amount of interest accrued on the Notes for United States federal income tax purposes. If SRAC redeems the Notes for tax reasons, it will follow the redemption procedures described above under "Optional Redemption."

     The Notes describe a change in tax laws broadly and permit SRAC to redeem because of:

     - any actual or proposed change in or amendment to the laws of the United States, or regulations or rulings promulgated under those laws;

     - any change in the way those laws, rulings or regulations are interpreted, applied or enforced;

     - any action taken by a taxing authority that applies to SRAC;

     - any court decision; or

     - any technical advice memorandum, letter ruling or administrative pronouncement issued by the United States Internal Revenue Service, based on a fact pattern substantially similar to SRAC's.

                        UNITED STATES TAX CONSIDERATIONS

     The following summary of the principal United States federal income tax consequences of purchasing, owning and disposing of a Note applies to you only if:

     - you are a United States holder (as defined below), and

     - you are an initial holder of the Note that acquires the Note for a price equal to the initial issue price of the Note.

     This summary is based upon the opinion of Baker & McKenzie, SRAC's special United States federal income tax counsel. For purposes of this summary, with respect to book-entry Notes, the term "holder" refers to you if you acquire a beneficial ownership interest in those Notes through DTC's book entry system, and with respect to certificated Notes, the term "holder" refers to you if those Notes are registered in your name or the name of your nominee. This summary deals only with Notes held as capital assets and does not deal with special tax situations such as:

     - dealers in securities or currencies or traders in securities that elect to mark to market those securities;

     - United States holders (as defined below) whose functional currency is not the United States dollar; or

     - persons holding Notes as part of a larger integrated financial transaction.

     This summary is based on United States federal income tax law, including the United States Internal Revenue Code of 1986, as amended (the "Code") as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of Notes as set forth in this summary. Before you purchase Notes, you should consult your own tax advisor about how the United States federal income tax law or any other laws, including the laws of any other taxing jurisdiction, will apply to your particular situation.

     In the opinion of Baker & McKenzie, SRAC may properly characterize all Notes as indebtedness of SRAC for all United States federal income tax purposes. SRAC intends to characterize the Notes as debt. SRAC's characterization of the Notes will be binding on you, unless you disclose a different characterization on your federal income tax return. The United States Internal Revenue Service will not be bound by SRAC's or your characterization of the Notes.

DEFINITION OF A UNITED STATES HOLDER

     A United States holder is a holder of a Note who is, or which is, a United States person. A United States person is:

     - a citizen or resident of the United States or the areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States");

     - a corporation or partnership organized under the laws of the United States or of any state (unless, in the case of a partnership, future Treasury regulations otherwise provide);

     - an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

     - a trust, if a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons has the authority to control all of the trust's substantial decisions.

PAYMENTS OF INTEREST

     Your interest on your Note will be taxed as ordinary interest income. In addition:

     - if you use the cash method of accounting for tax purposes, you will be taxed on the interest on your Note at the time it is paid to you; and

     - if you use the accrual method of accounting for tax purposes, you will be taxed on the interest on your Note at the time it accrues.

SALE, REDEMPTION OR OTHER DISPOSITION OF A NOTE

     Your tax basis in a Note will be its U.S. dollar cost. You will recognize capital gain or loss when you sell or otherwise dispose of your Note, or SRAC redeems your Note, equal to the difference between:

     - the amount realized on the sale or redemption or other disposition; and

     - your tax basis in the Note.

Your gain or loss will be long-term capital gain or loss if at the time of the sale, payment or other disposition, you have held the Note for more than one year.

BACKUP WITHHOLDING

     If you do not provide a correct taxpayer identification number and other information, or do not comply with certain other requirements or otherwise fail to establish an exemption (such as your status as a corporation, bank, securities clearing organization or other financial institution that holds customers' securities in the ordinary course of its trade or business), SRAC, its paying agent or a broker, as the case may be, will be required to withhold from payments to you a tax equal to 31% of each payment. This "backup" withholding tax applies to certain payments of principal and interest on a Note and to the proceeds from the sale or disposition of a Note before maturity. In addition to the potential application of backup withholding tax, SRAC, its paying agent or a broker, as the case may be, will be subject to certain information reporting requirements with respect to certain payments of principal and interest on a Note and to the proceeds from the sale or disposition of a Note before maturity.

     If you provide the United States Internal Revenue Service with the information it requires, you will receive a refund or a credit against your United States federal income tax liability for any amounts withheld from your payments under the backup withholding rules.

                            BOOK-ENTRY REGISTRATION

     SRAC has obtained the information in this section concerning The Depository Trust Company ("DTC") and DTC's book-entry system from sources that it believes to be reliable, but SRAC takes no responsibility for the accuracy of this information.

     SRAC will initially issue the Notes in registered form only, without coupons, as book-entry Notes represented by one or more global Notes registered in the name Cede & Co., as the nominee for DTC. Unless and until SRAC issues Notes in fully certificated form under the limited circumstances described below:

     - you will not be entitled to receive a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the prospectus to actions by holders will refer to actions taken by DTC upon instructions from its Direct Participants (as defined below); and

     - all references in this prospectus supplement or the prospectus to payments to holders will refer to payments to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its Direct Participants deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. "Indirect Participants," such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a Direct Participant. If you are not a Direct Participant or an Indirect Participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, Notes, you must do so through a Direct Participant or an Indirect Participant. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its Direct Participants.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal to Cede & Co., as nominee of DTC. DTC will forward the payment to the Direct Participants, who will then forward the payment to the Indirect Participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its Direct Participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any Direct Participant or Indirect Participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Notes on your behalf.

     The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its Direct Participants. DTC has advised SRAC that it will only take action regarding a
Note if one or more of the Direct Participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its Direct Participants. Your ability to pledge Notes to non-Direct Participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

CERTIFICATED NOTES

     SRAC will re-issue Notes to you or your nominees, in fully certificated form, rather than to DTC or its nominees, only if:

     - SRAC advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly, and the trustee or SRAC is unable to locate a qualified successor, or

     - SRAC, at its option, elects to terminate the book-entry system through DTC.

     If either of the two above events occur, DTC is required to notify all Direct Participants that Notes in fully certificated form are available through DTC. DTC will then surrender the global note representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in fully certificated form and will recognize the registered holders of the certificated Notes as holders under the indenture.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement dated September 23, 1997, and the Pricing Agreement dated the date hereof, SRAC has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from SRAC, the respective principal amounts of Notes set forth opposite its name in the table below:

                                                               PRINCIPAL
                                                               AMOUNT OF
NAME                                                             NOTES
----                                                          ------------
Morgan Stanley & Co. Incorporated...........................  $ 37,295,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    37,295,000
PaineWebber Incorporated....................................    37,295,000
Prudential Securities Incorporated..........................    37,295,000
Salomon Smith Barney Inc. ..................................    37,295,000
ABN AMRO Incorporated ......................................     1,650,000
Bear, Stearns & Co. Inc. ...................................     1,650,000
BT Alex. Brown Incorporated.................................     1,650,000
CIBC Oppenheimer Corp. .....................................     1,650,000
Credit Suisse First Boston Corporation......................     1,650,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     1,650,000
A.G. Edwards & Sons, Inc. ..................................     1,650,000
First Chicago Capital Markets, Inc. ........................     1,650,000
Goldman, Sachs & Co. .......................................     1,650,000
Lehman Brothers Inc. .......................................     1,650,000
McDonald & Company Securities, Inc. ........................     1,650,000
NatCity Investments, Inc. ..................................     1,650,000
NationsBanc Montgomery Securities LLC.......................     1,650,000
Roney Capital Markets, A Division of First Chicago Capital
  Markets, Inc. ............................................     1,650,000
Schroder & Co. Inc. ........................................     1,650,000
SG Cowen Securities Corporation.............................     1,650,000
Warburg Dillon Read LLC.....................................     1,650,000
Wheat First Securities, Inc. ...............................     1,650,000
Advest, Inc. ...............................................       825,000
Artemis Capital Group, Inc. ................................       825,000
Robert W. Baird & Co. Incorporated..........................       825,000
William Blair & Company, L.L.C. ............................       825,000
Blaylock & Partners, L.P. ..................................       825,000
J.C. Bradford & Co. ........................................       825,000
Craigie Incorporated........................................       825,000
Crowell, Weedon & Co........................................       825,000
D.A. Davidson & Co. Incorporated............................       825,000
Dain Rauscher Wessels.......................................       825,000
Davenport & Company LLC.....................................       825,000
Equitable Securities Corporation............................       825,000
EVEREN Securities, Inc. ....................................       825,000
Fahnestock & Co. Inc. ......................................       825,000
Ferris, Baker Watts, Incorporated...........................       825,000

                                                               PRINCIPAL
                                                               AMOUNT OF
NAME                                                             NOTES
----                                                          ------------
Fidelity Capital Markets, A Division of National Financial
  Services Corp. ...........................................  $    825,000
Fifth Third/The Ohio Company................................       825,000
First Albany Corporation....................................       825,000
First of Michigan Corporation...............................       825,000
Gibraltar Securities Co. ...................................       825,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................       825,000
Interstate/Johnson Lane Corporation.........................       825,000
Janney Montgomery Scott Inc. ...............................       825,000
Kirkpatrick, Pettis, Smith, Polian Inc. ....................       825,000
Legg Mason Wood Walker, Incorporated........................       825,000
Mesirow Financial, Inc. ....................................       825,000
Morgan Keegan & Company, Inc. ..............................       825,000
Olde Discount Corporation...................................       825,000
Ormes Capital Markets, Inc. ................................       825,000
Piper Jaffray Inc. .........................................       825,000
Raymond James & Associates, Inc. ...........................       825,000
Redwood Securities Group, Inc. .............................       825,000
The Robinson-Humphrey Company, LLC..........................       825,000
Scott & Stringfellow, Inc. .................................       825,000
Muriel Siebert & Co., Inc. .................................       825,000
Southwest Securities, Inc. .................................       825,000
Sterne, Agee & Leach, Inc. .................................       825,000
Stifel, Nicolaus & Company, Incorporated....................       825,000
TD Securities (USA) Inc. ...................................       825,000
Tucker Anthony Incorporated.................................       825,000
Wedbush Morgan Securities...................................       825,000
                                                              ------------
          Total.............................................  $250,000,000
                                                              ============

     CONDITIONS. The Underwriting Agreement obligates the Underwriters to pay for and accept delivery of the Notes if their counsel approves certain legal matters and certain other conditions are satisfied. The Underwriters are committed to take and pay for all of the Notes if they take any of them.

     TERMS. The Underwriters have advised SRAC that they will offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and will offer part of the Notes to certain dealers at a price that represents a concession not in excess of $.50 for each $25.00 principal amount of Notes. The Underwriters may allow, and those dealers may reallow, a concession not in excess of $.40 for each $25.00 principal amount of Notes to other underwriters or to certain other dealers. The Underwriters may vary the price and other selling terms of the Notes from time to time after the initial offering of the Notes.

     LISTING. SRAC will apply to list the Notes on the New York Stock Exchange.

     ADDITIONAL NOTES. SRAC has granted the Underwriters an option, exercisable until October 20, 1998, to purchase up to an additional $25,000,000 aggregate principal amount of Notes at the public offering price set forth on the cover page of this prospectus supplement. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Notes. To the extent the option is exercised, each Underwriter will become obligated to purchase approximately the same percentage of the additional Notes as the Underwriter purchased in the original offering.

     STABILIZATION. In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes on the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     INDEMNIFICATION. SRAC has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make with respect to these liabilities.

     CLOSING. The Underwriters and SRAC have agreed that the closing of the sales of the Notes to the Underwriters will occur on or about October 23, 1998 (five business days after the date of this prospectus supplement).

     EXPENSES. SRAC estimates that its expenses in connection with the offering and sale of the Notes will be approximately $125,000.

                                 LEGAL OPINIONS

     Nancy K. Bellis, an Assistant General Counsel of Sears, is passing upon the legality of the Notes for SRAC. Cleary, Gottlieb, Steen & Hamilton is passing upon the legality of the Notes for the Underwriters. Cleary, Gottlieb, Steen & Hamilton performs legal services for Sears from time to time.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") may from time to time sell up to $7,252,200,000 aggregate initial offering price of its debt securities. These debt securities may consist of debentures, notes or other types of unsecured debt. The supplement accompanying this prospectus includes the specific terms of these debt securities.

                         ------------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                               September 17, 1998

     SRAC HAS NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF SRAC HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN SRAC DELIVERS THIS PROSPECTUS OR A SUPPLEMENT OR MAKES A SALE PURSUANT TO THIS PROSPECTUS, SRAC IS NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    3
Reports to Holders of Debt Securities.......................    3
Incorporation of Certain Documents by Reference.............    3
Sears Roebuck Acceptance Corp...............................    4
Use of Proceeds.............................................    4
Summary Financial Information...............................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of Debt Securities..............................    6
Plan of Distribution........................................   11
Legal Opinion...............................................   12
Experts.....................................................   12

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are required to file reports and other information with the Securities and Exchange Commission (the "Commission"). Sears also files proxy statements with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information concerning SRAC and Sears at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information concerning Sears at the offices of the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     SRAC and Sears have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about SRAC, Sears and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     SRAC will send its annual reports to the holders of its debt securities. These annual reports will include financial information that independent public accountants have audited and reported on, as well as other information about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     SRAC and Sears incorporate and make part of this prospectus by reference the following documents, filed by SRAC and Sears with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     - the Annual Reports on Form 10-K for the year ended January 3, 1998, filed by SRAC and Sears;

     - the Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998 and July 4, 1998, filed by SRAC and Sears;

     - the Current Reports on Form 8-K for January 22 and February 18, 1998, filed by Sears and for January 8, February 23 and March 13, 1998, filed by SRAC; and

     - all documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before SRAC stops offering the debt securities (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Sears Roebuck Acceptance Corp., 3711 Kennett Pike, Greenville, Delaware 19807, Attention: Vice President, Finance (302/888-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly owned subsidiary of Sears that was incorporated under the laws of Delaware in 1956. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/888-3100). It raises funds primarily by issuing commercial paper, medium-term notes and discrete underwritten debt and by borrowing under intermediate-term loan agreements. It uses the proceeds from its borrowings to acquire short-term notes of Sears and, on occasion, to purchase outstanding receivable balances from Sears. Sears, a multi-line retailer that conducts domestic and international merchandising and credit operations, uses the funds it obtains from SRAC for general funding purposes. SRAC, and not Sears, will be solely responsible for repaying the debt securities.

     SRAC generates income primarily from the earnings on its investment in the notes and receivable balances of Sears. Sears presently calculates the interest rate on its notes so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on SRAC's investment in Sears notes is related to SRAC's borrowing costs. As a result, movements in interest rates and changes in Sears borrowing requirements cause SRAC's earnings to fluctuate. The indenture relating to SRAC's debt securities requires SRAC to maintain a ratio of earnings to fixed charges of not less than 1.10 for any fiscal quarter (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) and to cause Sears to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. Sears has agreed to pay SRAC the amounts that are necessary for SRAC to maintain an earnings to fixed charges ratio of at least 1.10 and has agreed to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. See "Description of Debt Securities--Certain Restrictions."

     As of August 1, 1998, SRAC had eight employees.

                                USE OF PROCEEDS

     SRAC will add the net proceeds it receives from the sale of its debt securities to its general funds and initially will use the proceeds to reduce its short-term debt. As indicated in this prospectus under the heading "Sears Roebuck Acceptance Corp.," SRAC's principal business is purchasing short-term notes of Sears. Additionally, SRAC occasionally purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional debt, but has not yet determined how much or the terms of this debt. SRAC will make these determinations from time to time based on economic conditions and certain capital requirements of Sears. SRAC anticipates that Sears and its subsidiaries will continue their practice of short-term borrowing and will occasionally incur additional long-term debt and engage in securitization programs in which Sears and its subsidiaries sell interests in pools of credit card receivables in public or private transactions. Sears also occasionally may issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the last five fiscal years. You should read this summary information in conjunction with SRAC's financial statements and the notes to the financial statements that are incorporated by reference in this prospectus.

                                                    1997       1996       1995      1994      1993
                                                    ----       ----       ----      ----      ----
                                                                (DOLLARS IN MILLIONS)
Operating Results
Total revenues.................................    $   960    $   689    $  510    $  283    $  338
Interest and related expenses..................        763        546       405       219       236
Total expenses.................................        767        548       407       221       277
Income taxes...................................         68         49        36        22        21
Net income.....................................        125         92        67        40        40
Financial Position
Assets
  Notes of Sears...............................    $16,561    $11,609    $8,397    $6,843    $3,404
  Receivable balances purchased from Sears.....         89         76        81        82        88
  Total assets.................................     16,716     12,004     8,635     7,031     4,146
Liabilities
  Commercial paper.............................    $ 5,249    $ 3,324    $4,451    $4,913    $2,475
  Agreements with bank trust departments.......         --         82       137        87       140
  Intermediate-term loans......................         50        715       895       845        --
  Medium-term notes............................      6,033      4,834     1,384        --        --
  Discrete underwritten debt...................      3,099      1,298       499        --        --
  Loan agreements with Sears Overseas Finance,
     N.V. .....................................         --         --        --        --       380
  Total liabilities............................     14,554     10,317     7,390     5,854     3,008
Sears investment in SRAC
  Capital stock (including capital in excess of
     par value)................................    $   735    $   385    $   35    $   35    $   35
  Retained income..............................      1,427      1,302     1,210     1,143     1,103
Debt as percentage of equity...................        667%       608%      592%      496%      263%
Other Pertinent Data
Commercial paper
  Average daily outstandings...................    $ 3,952    $ 4,388    $4,963    $3,615    $3,812
Agreements with bank trust departments
  Average daily outstandings...................         55         98       154       124       402
Contractual credit facilities (year-end).......      5,540      5,000     5,720     5,132     4,200

                       RATIO OF EARNINGS TO FIXED CHARGES

     Sears presently calculates the interest rate on SRAC's investment in Sears notes to provide SRAC with earnings sufficient to cover its fixed charges at least 1.25 times. The ratios of earnings to fixed charges for SRAC and Sears for the years ended on the dates set forth in the following table were as follows:

                                  JANUARY 3,    DECEMBER 28,    DECEMBER 30,    DECEMBER 31,    DECEMBER 31,
                                     1998           1996            1995            1994            1993
                                  ----------    ------------    ------------    ------------    ------------
SRAC(1).......................       1.25           1.26            1.26            1.29            1.26
Sears(2)......................       2.34           2.40            2.15            2.06            1.66

     The ratios of earnings to fixed charges for SRAC and Sears for the 26 weeks ended July 4, 1998 were as follows:

                                 26 WEEKS ENDED
                                  JULY 4, 1998
                                 --------------
SRAC(1)......................         1.26
Sears(2).....................         1.95

---------------
(1) Calculated as follows:

     earnings = net income + fixed charges + income taxes

     ---------------------------------------------------------------------------
     fixed charges = interest costs + amortization of debt discount and expense

(2) Calculated as follows:

    earnings = income from continuing operations (excluding undistributed net income of unconsolidated subsidiaries) + fixed charges (excluding capitalized interest) + income taxes

     ---------------------------------------------------------------------------
     fixed charges = interest costs + the portion of operating lease rentals which Sears estimates represents the interest element in such rentals

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of SRAC's unsecured debt securities. When SRAC offers to sell a particular series of debt securities, it will describe the specific terms of the series in a supplement to this prospectus. SRAC will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     SRAC has entered into an indenture with The Chase Manhattan Bank, as trustee, and will issue its debt securities under that indenture or under another indenture into which it may enter with another eligible trustee. SRAC will identify the trustee and the particular indenture under which it is issuing its debt securities in the supplement to this prospectus.

     The following sections summarize certain provisions of SRAC's debt securities and indenture. This summary is qualified by and subject to the actual provisions of the indenture under which SRAC is issuing its debt securities. SRAC has filed the indenture with the Commission and is incorporating it by reference in this prospectus. Where this summary refers to particular provisions of the indenture, the provisions are incorporated by reference.

GENERAL TERMS

     The debt securities will be unsecured obligations of SRAC.

     SRAC can issue an unlimited amount of debt securities under the indenture, and can issue them from time to time in one or more series.

     If any of the following terms apply to a particular series of debt securities that SRAC offers to sell, the supplement to this prospectus will describe the applicable terms:

     - the title

     - any limit on the aggregate principal amount

     - the maturity date or dates

     - the issue price

     - the interest rate or rates (which may be fixed or variable)

     - the date from which interest will accrue

     - the interest payment dates (including the first interest payment date)

     - the record dates for the interest payment dates

     - any optional or mandatory redemption, conversion and exchange provisions and whether you have or SRAC has the right to use these provisions

     - any subordination provisions

     - any sinking fund provisions

     - the amount payable upon acceleration of the maturity date, if the amount is not the principal amount of the debt securities

     - the terms of any warrants attached to the debt securities

     - the currencies that you may use to purchase the debt securities and that SRAC may use to pay principal, any premium and interest

     - any index SRAC will use to determine the amount of principal, premium and interest payments

     - whether SRAC will issue the debt securities as one or more global securities to be held for investors by a depository and, if so, the name of the depository

     - the places where the principal, any premium and interest will be payable, if those places are not set forth in the indenture

     - any other terms that are consistent with the indenture that may modify or delete any provision of the indenture to the extent the provision applies to such series

     SRAC will pay principal, any premium and any interest at the office of the paying agent it maintains for such purposes in the Borough of Manhattan of The City of New York. You may transfer debt securities (other than debt securities represented by global securities) at the same office. SRAC may also designate other locations for payments and transfers in the city in which its principal executive offices are located or the city in which the principal corporate trust office of the trustee is located. Unless SRAC specifies otherwise in the supplement to this prospectus, the locations for payment and transfer initially will include the principal corporate trust office of the trustee in the Borough of Manhattan of The City of New York and SRAC's principal executive offices in Greenville, Delaware.

     SRAC will pay interest on its debt securities by checks mailed to you at your registered address, unless you make other arrangements or the debt securities are represented by a global security. (Sections 2.5, 3.1, 3.2) If the debt securities are represented by global securities, SRAC will provide information about payment of principal, any premium and interest and about transfers of beneficial interests in the global securities in the supplement to this prospectus.

     If SRAC has indicated in the supplement to this prospectus that it will pay principal, any premium and interest in a currency other than U.S. dollars and that currency is unavailable for payment due to circumstances beyond SRAC's control, SRAC will pay the principal, any premium and interest in U.S. dollars. The exchange rate will be the most recent noon buying rate in New York City for cable transfers in the unavailable currency, as certified for customs purposes by the Federal Reserve Bank of New York. However, if the unavailable currency is the European Currency Unit, the exchange rate will be the most recent rate determined by the Council of European Communities. (Section 2.12)

     SRAC will issue its debt securities only in fully registered form, without coupons, in denominations of $1,000 or an integral multiple of $1,000, unless SRAC indicates otherwise in the supplement to this prospectus. (Section 2.2)

     You will not have to pay a service charge to register a transfer or exchange of debt securities. However, SRAC may require you to pay an amount sufficient to cover any tax or other governmental charge in connection with the transfer or exchange. (Section 2.5)

     SRAC may issue debt securities at a discounted price with provisions that permit it to pay less than the principal amount if the holders of the debt securities accelerate the maturity date as a result of a continuing default. If SRAC chooses to issue these discounted debt securities, it will describe the federal income tax consequences and other special considerations in the supplement to this prospectus.

CERTAIN RESTRICTIONS

     The indenture provides that SRAC will maintain a ratio of earnings to fixed charges in every fiscal quarter of at least 1.10 and that it will cause Sears to maintain ownership of all of SRAC's voting stock. SRAC determines its ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the indenture. SRAC has letter agreements with Sears pursuant to which Sears has agreed, for the benefit of the holders of SRAC's debt securities, that

     - Sears will pay SRAC amounts which, when added to SRAC's other earnings, will be sufficient for SRAC to maintain the fixed charge coverage ratio required by the indenture and

     - Sears will maintain ownership of SRAC's voting stock as long as SRAC is required to cause Sears to do so.

     The indenture provides that SRAC will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the letter agreements and will not amend, waive, terminate or otherwise modify any provision of the letter agreements. (Section 3.6)

DEFAULTS

     If any of the following occur in connection with any series of SRAC's debt securities, SRAC will be in default under those debt securities:

     - if SRAC fails to pay the principal amount and any premium on the series when due and payable;

     - if SRAC fails for 30 days after any interest payment date to pay any interest that has become due (unless it deposits the entire amount due with the trustee or with a paying agent within 30 days after the due date);

     - if SRAC fails to perform any of its other covenants under the indenture that apply to that series of debt securities and does not cure that failure for 60 days after it receives written notice that it has failed to perform from holders of a majority of the principal amount of the particular series of debt securities or the trustee;

     - if SRAC's creditors or creditors of Sears, including holders of SRAC's debt securities from a different series, accelerate the maturity date of $100,000,000 or more in principal amount of SRAC debt or Sears debt, and those creditors do not rescind or annul the acceleration within 30 days after SRAC receives written notice from holders of a majority of the principal amount of the particular series of debt securities or the trustee, unless the maturity date was accelerated as a result of compliance with applicable laws, court orders or governmental decrees;

     - if SRAC takes certain actions in connection with a bankruptcy, insolvency or reorganization; or

     - if SRAC does or fails to do something that the supplement to this prospectus identifies as an event of default.

     Unless the supplement to this prospectus specifies otherwise, if SRAC defaults on a particular series of debt securities and the default is continuing, the holders of a majority of the principal amount of the outstanding debt securities of that series may accelerate the maturity date of those debt securities. To accelerate the maturity date, those holders must declare that the principal amount of the debt securities of that series is immediately due and payable. In certain circumstances, holders of a majority of the principal amount of outstanding debt securities of the series may annul the acceleration of the maturity date. (Section 6.1)

     Before instituting a proceeding to enforce the indenture or to obtain a remedy provided for by the indenture:

     - holders of debt securities must notify the trustee of a default in writing;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must request in writing that the trustee institute the proceeding;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must offer reasonable indemnity to the trustee if the trustee institutes the proceeding; and

     - the trustee must neglect or refuse to institute the proceeding within a reasonable time.

     These requirements do not prevent a holder from enforcing the payment of principal and interest on the debt securities held by such holder, on or after the principal or interest due dates. (Section 6.7)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     SRAC may amend the indenture with the consent of the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment. However, SRAC may not make any amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

     - permit SRAC to extend the time of payment of any payment on the debt securities, or to reduce the payment, or

     - reduce the percentage of holders of any series of debt securities whose consent is required to amend the indenture. (Article XI)

DEFEASANCE

  Termination of Certain Obligations

     Unless SRAC provides otherwise in the supplement to this prospectus, SRAC may terminate certain of its obligations under the indenture with respect to the debt securities of any series by depositing with the trustee or a paying agent, in trust, any combination of the following in an amount sufficient to pay the principal, any premium and each installment of interest on the debt securities of such series on the dates such payments are due:

     - money;

     - securities backed by the full faith and credit of the United States of America that the issuer cannot call or redeem (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars);

     - certain depository receipts for any non-callable and non-redeemable securities backed by the full faith and credit of the United States of America, or for a specific payment of interest on or principal of any such securities, issued by a bank or trust company as custodian (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars); or

     - other securities that, when deposited in trust, alone or in combination with other items in this list, will result in a nationally recognized rating agency rating SRAC's debt securities in the highest generic long-term debt rating category applicable to debt issued by an issuer that has been released from its obligations to the same extent that SRAC has been (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in a foreign currency).

As a prerequisite to establishing the trust, in addition to certain other requirements, SRAC must receive a ruling from the Internal Revenue Service or an opinion of counsel who is not its employee. The ruling or opinion must state that the holders of the debt securities with respect to which SRAC is terminating certain of its obligations will not recognize income, gain or loss for federal income tax purposes as a result of the deposit with the trustee and termination of these obligations. The ruling or opinion must also state that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if SRAC had not deposited money or securities with the trustee and terminated these obligations. SRAC must also receive an opinion of counsel stating that, after 90 days, either the trust deposit will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or that the holders' rights would be adequately protected despite the application of such laws to the trust funds.

     Notwithstanding the deposit with the trustee or paying agent and compliance with the additional requirements described above or in the indenture, SRAC's obligations under the indenture to do the following with respect to a series will remain in full force and effect until SRAC has paid the debt securities of such series in full:

     - pay principal, premium (if any) and interest;

     - register the transfer or exchange of the debt securities;

     - replace mutilated, destroyed, lost and stolen debt securities;

     - maintain paying agencies; and

     - hold monies for payment in trust. (Section 13.4)

     If and when the Internal Revenue Service can provide a ruling, or counsel can provide an opinion as described above, without reliance upon the continuation of SRAC's obligations regarding the payment of principal, premium (if any) and interest, then SRAC may discharge the indenture--including its payment obligations--by delivering the ruling or opinion to the trustee and satisfying the other conditions provided for in the indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, SRAC cannot obtain such a ruling or opinion.

  Discharge of the Indenture

     SRAC may also discharge the indenture, and all of its obligations under the indenture, with respect to a particular series of debt securities--including its payment obligations--if:

     - all securities issued under the indenture have been canceled or delivered to the trustee to be canceled; or

     - all securities issued under the indenture that have not been canceled

          - have become due and payable in accordance with their terms, or

          - will become due and payable in accordance with their terms within one year, or

          - will be called for redemption within one year under arrangements that satisfy the trustee.

To discharge the indenture in these circumstances, SRAC must deposit trust funds with the trustee in an amount sufficient to pay all principal, interest and premiums on the outstanding securities until they mature or are redeemed. SRAC must also deliver a certificate of one of its officers and an opinion of counsel, each stating that SRAC has complied with all conditions precedent to the satisfaction and discharge of the indenture. (Section 13.1)

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, which is a trustee under the indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell its debt securities to or through underwriters, directly to other purchasers or through agents. SRAC anticipates offering its debt securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations and trust companies or similar institutions, and to trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or is authorized to make investment decisions.

     SRAC may distribute its debt securities from time to time in one or more transactions:

     - at a fixed price or prices, which may change

     - at market prices prevailing at the time of sale

     - at prices related to such prevailing market prices or

     - at negotiated prices.

     The supplement to this prospectus will describe the method of distribution of any particular series of debt securities.

     In connection with the sale of its debt securities, SRAC, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters may sell SRAC's debt securities to or through dealers and may compensate the dealers in the form of discounts, concessions or commissions. Dealers may also receive commissions from the purchasers of debt securities, for whom they may act as agents. Pursuant to the Securities Act, the Commission may deem underwriters, dealers and agents that participate in the distribution of debt securities to be underwriters. The Commission also may deem any discounts, commissions or concessions and any profit on the resale of debt securities to be underwriting discounts and commissions under the Securities Act. The supplement to this prospectus will identify any such underwriter or agent and will describe any such compensation.

     SRAC may enter into agreements to indemnify underwriters, dealers and agents that participate in the distribution of its debt securities against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the supplement to this prospectus, Nancy K. Bellis, an Assistant General Counsel of Sears, will pass upon the legality of the debt securities for SRAC.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited the annual financial statements that are incorporated by reference in this prospectus, as stated in their reports that are also incorporated by reference in this prospectus. SRAC and Sears have incorporated by reference their financial statements in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information contained in the Quarterly Reports on Form 10-Q for Sears and SRAC, which are incorporated in this prospectus by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for Sears and SRAC and incorporated by reference in this prospectus, they did not audit and they did not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

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